1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

Allison M Fumai Partner allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

September 11, 2014

Via EDGAR Correspondance

Kathy Churko

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re: ARK ETF Trust, File Nos. 333-191019 and 811-22883

Dear Ms. Churko:

We are writing in response to the comments you provided during telephone calls on September 5, 2014 and September 10, 2014 regarding Pre-Effective Amendment No. 3 to the registration statement on Form N-1A for ARK ETF Trust (“Trust”), filed with the Securities and Exchange Commission (“SEC”) on September 2, 2014 (“Registration Statement”), registering the Trust’s four series, ARK Innovation ETF (“Innovation Fund”), ARK Genomic Revolution Multi-Sector ETF (“Genomic Revolution Multi-Sector Fund”), ARK Industrial Innovation ETF (“Industrial Innovation Fund”), and ARK Web x.0 ETF (“Web x.0 Fund”).

On behalf of the Trust, set forth below (in italics) are the comments from the staff of the Division of Investment Management (“Staff”) on the Registration Statement along with our response. Changes made to the Trust’s Registration Statement in response to the Staff’s comments as well as certain other necessary changes to the Registration Statement are reflected in Pre-Effective Amendment No. 4 to the Trust’s Registration Statement which is being filed with the Commission on September 11, 2014 (“Pre-Effective Amendment No. 4”). Among the changes included in Pre-Effective Amendment No. 4 is, as discussed in detail with the Staff, a change of the name of ARK Genomic Revolution ETF to ARK Genomic Revolution Multi-Sector ETF, as well as related revisions to investment strategy and risk disclosure of the Fund.

PROSPECTUS

All Funds

Comment 1.	Please note that audited financials and an auditor’s consent are required to be filed prior to effectiveness of the Registration Statement.

Response 1.	We acknowledge the comment and would note that we have included audited financials and the auditor’s consent in and as an exhibit to Pre-Effective Amendment No. 4, respectively.

Summary Information

Comment 2.	Please provide finalized fee and expense example numbers for each Fund.

Response 2.	The requested final fee and expense example numbers for each Fund have been provided in Pre-Effective Amendment No. 4.

Comment 3.	Please revise the second sentence of Footnote (b) to fee table to make clear that the Adviser may not terminate the Expense Limitation Agreement during its initial term.

Response 3.	The disclosure has been revised accordingly.

Comment 4.	Please revise the fee tables to reflect the correct level of Other Expenses for each Fund.

Response 4.	The fee tables have been revised accordingly.

Comment 5.	Please review the calculations for the Funds’ Expense Examples, as the Staff believes that the cost of investing in each Fund should be $97 for the one-year period and $409 for the three-year period.

Response 5.	We respectfully acknowledge the comment. However, we believe that our current disclosure is consistent with Item 3 of Form N-1A and would note in particular that, pursuant to Instruction 4(a) to Item 3 of Form N-1A, an adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue. ARK Investment Management LLC, the investment adviser to the Funds, expects the current fee waiver and/or expense reimbursement to continue through the three-year period, unless terminated by the Trust’s Board of Trustees, and accordingly has calculated the expense example with a total annual fee of 95 basis points for each year of the three-year period.

ARK Web x.0 ETF

Principal Investment Strategies

Comment 6.	Please revise the disclosure to clarify how catalog and mail order houses fit into the Fund’s theme of Web x.0 investing.

Response 6.	The disclosure has been revised accordingly.

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ARK Genomic Revolution Multi-Sector ETF

Principal Investment Strategies

Comment 7.	Please explain supplementally to the Staff why you believe that agricultural chemical companies should be included in the healthcare sector for the purposes of the Fund’s concentration policy.

Response 7.	After reviewing the most recent Global Industry Classification Standard description of the healthcare sector, we have determined that agricultural chemical companies will not be included in the healthcare sector for the purposes of the Fund’s concentration policy. The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Board of Trustees of the Trust

Comment 8.	Please revise the disclosure, “Since the Funds did not commence operations as of the date of this SAI, the officers and Trustees of the Trust, in the aggregate, owned less than 1% of the Shares of each Fund as of that date,” to be consistent with earlier statements in the Financial Highlights section of the Prospectus that the Funds have just commenced operations as of the date of the Prospectus.

Response 8.	The disclosure has been revised accordingly.

Consistent with SEC Release 2004-89 and as you have requested, the Trust hereby acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*      *      *

If you have any questions about any responses to these comments, please call me at 212-698-3526. At this point, Registrant has received all necessary approvals and exemptive relief in order to list the Funds on the NYSE on September 30, 2014. In light of that, we are hereby requesting that the Registration Statement be declared effective by the Commission on September 12, 2014.

In the event that you have any further comments, we would appreciate if we can discuss them with you and your branch chief and Assistant Director at your earliest convenience.

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Sincerely,

/s/ Allison M. Fumai

Allison M. Fumai

cc:   Catherine Wood

Jane A. Kanter

Jonathan Gaines

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